

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2014

<u>Via E-mail</u>
Kent Emry
Chief Executive Officer and Director
BioCorRx Inc.
601 N. Parkcenter Drive
Suite 103
Santa Ana, CA 92705

       Re: **BioCorRx Inc.**
                 Preliminary Proxy Statement on Schedule 14C
                 Filed March 18, 2014
                 File No. 000-54208

Dear Mr. Emry:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ *Daniel Greenspan for*

                                    Jeffrey P. Riedler
                                    Assistant Director

cc: <u>Via E-mail</u>
        JR Lanis, Esq.
        Richardson & Patel LLP
        1100 Glendon Avenue, Suite 850
        Los Angeles, California 90024